ING Prime Rate Trust and ING Funds Distributor, LLC
7337 East Doubletree Ranch Road
Scottsdale, Arizona 85258

June 24, 2009

VIA EDGAR

Brion R. Thompson, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: ING Prime Rate Trust

(SEC File Nos. 333-61831, 811-05410)

(SEC File Nos. 333-68239, 811-05410)

Dear Mr. Thompson:

Pursuant to Rule 461 under the Securities Act of 1933, ING Prime Rate Trust (the "Trust") hereby requests that the effective date of the Trust's Post -Effective Amendment No. 22 to each of the Registration Statements on Form N-2 referred to above be accelerated so that they will become effective on Tuesday June 30, 2009.

Please call Kim Springer at 480.477.2674 with any questions.

Sincerely,

/s/ Todd Modic
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Todd Modic
Senior Vice President
ING Prime Rate Trust

/s/ Michael J. Roland
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Michael J. Roland
Executive Vice President
ING Funds Distributor, LLC